

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2012

Via E-mail
Rami Hadar
Chief Executive Officer and President
Allot Communications Ltd.
22 Hanagar Street
Neve Ne'eman Industrial Zone B
Hod-Hasharon 45240
Israel

> **Re: Allot Communications Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed June 9, 2011**
> **File No. 1-33129**

Dear Mr. Hadar:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. We are aware of recent news reports, including the article discussed in the press release attached to your Form 6-K filed on December 23, 2011, indicating that since 2006 you have sold Internet-surveillance equipment to a Danish distributor who then shipped it to Iran. Iran is designated as a state sponsor of terrorism by the U.S. Department of State, and is subject to U.S. economic sanctions and export controls. Please describe to us the nature, duration, and extent of your past, current, and anticipated contacts with Iran, whether through subsidiaries, distributors, resellers, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, software, information, support, and services that you have provided or intend to provide into Iran, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the government of Iran or entities

controlled by that government. Please address specifically the aforementioned reports of the indirect sales of your products to Iran.

2. You disclose on pages 24, 28, and elsewhere that you operate in Latin America, the Middle East, and Africa, regions that can be understood to include Cuba, Syria, and Sudan, which are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Syria, and Sudan, if any, whether through subsidiaries, distributors, resellers, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, software, information, support, and services that you have provided, or intend to provide, into those countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with their governments or entities controlled by those governments.

3. You state in the aforementioned Form 6-K that your "products are not defense items and are designed and intended for the civil market." Please tell us whether, to the best of your knowledge, understanding, and belief, any products, equipment, components, software, or technology you have provided or intend to provide, directly or indirectly, into Cuba, Iran, Sudan, and/or Syria, including the products reportedly shipped to Iran by the Danish distributor, have potential non-civilian uses, and describe such possible uses of which you are aware. Also, advise us whether, to the best of your knowledge, understanding, and belief, any such items have been put to non-civilian uses by Cuba, Iran, Sudan, and/or Syria, and discuss any such uses of which you are aware.

4. You state in the aforementioned Form 6-K that your "corporate policy is to comply fully with Israeli and non-Israeli laws, including all applicable export laws and regulations." Please describe for us your current policies, procedures, and systems, if any, to ensure compliance with U.S. economic sanction laws and export control regulations, and tell us whether you have undertaken any additional measures or implemented enhanced controls in light of the reported shipments of your products to Iran.

5. Please discuss for us the materiality of any contacts with Cuba, Iran, Sudan, and Syria you describe in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment

evidenced by such actions directed toward companies that have contacts with Cuba, Iran, Sudan, or Syria. In this regard, you should discuss specifically the above-referenced news reports about your products being shipped to Iran.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance